As filed with the Securities and Exchange Commission on December 10, 2002	Registration No. _________

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-2
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

ING Life Insurance and Annuity Company

Connecticut

71-0294708

151 Farmington Avenue, Hartford, Connecticut 06156, (860) 723-2260

Julie E. Rockmore, Counsel
ING Life Insurance and Annuity Company
151 Farmington Avenue, TS31, Hartford, CT 06156
(860-723-2260)

(Name, Address, including Zip Code, and Telephone Number,
including Area Code, of Agent for Service)

The annuities covered by this registration statement are to be issued from time to time after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [XX]

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [XX]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
[XX] 333-60016

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [    ] ______________

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [    ] ______________

If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [    ]

Calculation of Registration Fee
Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

	*	*	$14,029,800	$1,290.74

*The proposed maximum aggregate offering price is estimated solely for the purpose of determining the registration fee. The amount to be registered and the proposed maximum offering price per unit are not applicable since these securities are not issued in predetermined amounts or units.

Pursuant to Rule 429(b) of the 1933 Act, unsold securities previously registered under Registration Statement No. 333-60016 are being carried forward to this Registration Statement. As of November 30, 2002, the amount of such unsold securities was $13,353,000.

PARTS I AND II

The entire content of the Registration Statement on Form S-2 (File No. 333-60016) which was filed on May 2, 2001 (Accession No. 0000912057-01-512228) is incorporated herein by reference and made a part of this Registration Statement.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement on Form S-2 to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Hartford, State of Connecticut, on this 10th day of December, 2002.

ING LIFE INSURANCE AND ANNUITY COMPANY (REGISTRANT)

By:	/s/ Keith Gubbay
Keith Gubbay President

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated. Each person whose signature appears below hereby constitutes and appoints Julie E. Rockmore and Michael A Pignatella and each of them individually, such person's true and lawful attorneys and agents with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign for such person and in such person's name and capacity indicated below, any and all amendments to this Registration Statement, hereby ratifying and confirming such person's signatures as it may be signed by said attorneys to any and all amendments (pre-effective and post-effective amendments).

Signature	Title		Date

/s/ Keith Gubbay	Director and President	)
Keith Gubbay	(principal executive officer))
)
/s/ Thomas J. McInerney	Director	)
Thomas J. McInerney		)
)
/s/ Randy Lowery	Director	)
P. Randall Lowery		)
)
/s/ Chris Schreier	Director, Senior Vice President and Chief Financial Officer	)	December
Chris D. Schreier		)	10, 2002
)
/s/ Mark Tullis	Director	)
Mark A. Tullis		)
)
/s/ Cheryl Price	Vice President and Chief Accounting Officer	)
Cheryl Price		)

EXHIBIT INDEX

Exhibit No.	Exhibit

16(5)	Opinion re: Legality

16(23)(a)	Consents of Independent Auditors

16(23)(b)	Consent of Legal Counsel (Included in Exhibit 16(5) above)